Innovative Eyewear, Inc.



ANNUAL REPORT

66 W Flagler St. Suite 900

Miami, FL 33130

0

lucyd.co

This Annual Report is dated December 10, 2021.

BUSINESS

Innovative Eyewear Inc is a developer and retailer of cutting-edge tech eyewear. We design and provide smartglasses enhanced with tech features such as built-in Bluetooth audio connectivity, phone control buttons and instant AI voice assistant access. The Innovative Eyewear team previously developed the first prescription smartglasses. Additionally, we are now developing a software app to enhance our eyewear with additional features, and build a completely new voice-based web interface.

Tekcapital Plc is a university technology developer that owns Tekcapital Europe Ltd. Tekcapital Europe Ltd formed Lucyd Ltd, the holding company of Innovative Eyewear, Inc. Tekcapital Europe Ltd wholly owns Lucyd Ltd, and Lucyd Ltd owns 100% of Innovative Eyewear. Lucyd Ltd formed Lucyd PTE Ltd to develop the tech eyewear business in Asia. Please see org chart provided separately. Tekcapital Plc directly provides Lucyd Ltd with some management services, including office space, personnel support, IP management and general advisory services. Tekcapital Plc has provided seed funding to Lucyd Ltd. Lucyd Ltd granted the exlcusive license to all of its IP to Innovative Eyewear Inc, for the purpose of growing the US teche eyewear business.

Innovative Eyewear Inc owns the exclusive license to all Lucyd IP, which consists of the 20 pending patent applications, these domains: Lucyd.co, Lucyd.net, Lucyd.eu, Vyrb.co, Vyrb.net, Lucyd's working inventory of smart and standard frames, Lucyd name and slogan trademarks, and pending Vyrb app trademark. The license is paid up, and provides exlcusive worldwide rights for the life of the IP. No future payments for the IP rights are required to be provided to Lucyd Ltd, as per this agreement.

Innovative Eyewear Inc is operated from Miami, FL. The team consists of the following individuals, all of whom are in Miami with the exception of Richard Sherman, who works remotely:
Harrison Gross-CEO, cofounder
David Cohen-CTO, cofounder
Konrad Dabrowski, CPA-CFO, cofounder
Felix Sanchez-Community Manager
Richard Sherman-Brand Officer

Previous Offerings

Between 2020 and 2019, we sold 418,956 [shares of common stock] in exchange for $1 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,168,180

Use of proceeds: Lucyd Ltd received its shares in Innovative Eyewear Inc. in exchange for providing the exclusive license to its IP and Lucyd inventory.

Date: November 30, 2020

Offering exemption relied upon: Foundational share

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

The business has successfully launched its new product in December 2020, noting increased monthly recurring sales compared to last year. Parent company support is available to support the business if needed. Our cash burn is low relative to most startups, we get free office space from parent company, small recurring costs to operate main sales channels on Shopify and Amazon, relatively low inventory costs. No changes as of March 2021.

Foreseeable major expenses based on projections:

The company successfully launched Lucyd Lyte in December 2020, and then redirected its resources from R&D to sales & marketing scale up including paid advertising, influencer marketing, content production and brand awareness efforts.

At the same time the company commenced development of Vyrb app beta version, where R&D expenditures remain main line of expenses. No changes as of March 2021.

Future operational challenges:

Inherent to the nature of a startup, the commercial success will rely on the strength and experience of our sales force and the team's ability to deliver unique, new value to the market. No major operational challenges have been identified at this time, but perhaps the most difficult is finding suitable salespeople who are familiar with both eyewear and the electronics industry, as our product line is a crossover between the two. Another challenge lies in getting the entrenched standard eyewear industry to adopt smart frames into their product lines.

To-date we have sold Lucyd products to over 3,000 customers, primarily on our own eShop and Amazon. We have had difficulty getting our older products into distribution because the form factor did not align with indsutry expectations of optical-grade eyewear. This issue will likely be solved with the upcoming Lyte product which is truly in a spectacle format. We believe with this new product line, we will be able to enter brick-and-mortar and online distribution with optical shops and sporting goods retailers, before the end of 2020, provided the market is still not too adversely affected by the Covid crisis. Although we believe we can continue building a robust direct-to-consumer business, we also believe that getting into larger distribution with established optical and sporting retailers will bring our smart frame revenue to a level otherwise unachievable.

For the Vyrb app, we hope to begin introducing it to our large community as our first users by the end of the year. From there, our first target is to amass 10,000 daily users of the app. With this amount of traffic we will begin to collect substantial ad and in-app purchase revenue from the app. Since the app is a useful tool for enhancing the extremely popular Facebook and Twitter platforms, if we can capture only a small percentage of those relevant userbases, we will have a successful app.

Additionally, it is challenging to build vibrant brand awareness on a modest budget. We are hoping to overcome this social media outreach, via our well-known brand ambassador and by leveraging retail distribution outlets both online and traditional. The hardware development of our next frame is near complete, with Vyrb app development ongoing.

A final consideration is having sufficient capital for iterative product development and production runs. It is our belief that a successful crowdfund will help ameliorate this risk factor.

Future challenges related to capital resources:

Any potential future disruptions in capital markets/overall uncertainty related to global economic climate. A major company releasing a competing product may actually be a benefit, as it further legitimizes the product category. For example, we have had many customers come to us after finding out about the Bose Frames and then looking for a less expensive alternative (this is attested to in our Amazon reviews on the Loud 2020).

Future milestones and events:

Our upcoming milestones include:

- Acquiring a high number of (or a few very large) key accounts to carry our frames in their physical and online stores.

- Reaching a large number of daily users on the Vyrb app.

- Potentially out-licensing parts of our patent portfolio.

- Out-licensing the Lucyd brand to create localized eShops in other countries.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $23,812.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Tekcapital Plc (incubator)

Amount Owed: $12,522.23

Interest Rate: 10.0%

Maturity Date: November 30, 2021

Creditor: Incubator (Tekcapital LLC)

Amount Owed: $235,852.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Harrison Gross

Harrison Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director & Cofounder

Dates of Service: March 26, 2020 - Present

Responsibilities: Director, executive manager/. Salary is $42,000 per year. Options equal to 10% of the company's shares awarded previously.

Other business experience in the past three years:

Employer: Tekcapital LLC

Title: Media Manager

Dates of Service: November 15, 2015 - Present

Responsibilities: Overseeing and creating content.

Other business experience in the past three years:

Employer: Lucyd Ltd

Title: CEO, previously Media Lead

Dates of Service: April 27, 2018 - March 26, 2020

Responsibilities: Main operational oversight, team management, product and customer experience development.

Name: Konrad Dabrowski, CPA

Konrad Dabrowski, CPA's current primary role is with Tekcapital LLC. Konrad Dabrowski, CPA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO, Acting Secretary & Cofounder

Dates of Service: March 26, 2020 - Present

Responsibilities: Financial controller, business development. Salary $24,000 per year.

Other business experience in the past three years:

Employer: Tekcapital LLC

Title: Group Financial Controller

Dates of Service: June 26, 2017 - Present

Responsibilities: Audit review, accounting, regulatory oversight.

Other business experience in the past three years:

Employer: Lucyd Ltd

Title: Finance Lead

Dates of Service: April 27, 2018 - March 26, 2020

Responsibilities: Accounting, business development, investor relations.

Other business experience in the past three years:

Employer: Salarius Ltd

Title: CFO

Dates of Service: August 01, 2018 - Present

Responsibilities: Financial manager, accounting, IR

Name: David Eric Cohen

David Eric Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO & Cofounder

Dates of Service: March 26, 2020 - Present

Responsibilities: Technology manager, IT manager, web and app development. Salary $42,000 per year.

Other business experience in the past three years:

Employer: Emaze Design

Title: Freelance Web Designer

Dates of Service: August 01, 2008 - Present

Responsibilities: Web and App Development

Other business experience in the past three years:

Employer: Lucyd Ltd

Title: Software Lead

Dates of Service: April 27, 2018 - March 26, 2020

Responsibilities: Designing and maintaining IT systems, web development, customer experience.

Name: Calvin Peters

Calvin Peters's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Ecommerce, Content & Social Growth Manager

Dates of Service: October 5, 2020 - Present

Responsibilities: Director, executive manager/. Salary is $45,000 per year plus 4% sales commission on sales over $10k a month. 270,000 option for shares of company vesting over 3 years.

Other business experience in the past three years:

Employer: Walgreens

Title: PR & Digital communications Manager & Influencer Manager

Dates of Service: April 2011 to October 2019

Responsibilities:
Direct:
Digital communications
Media relations
PR localization

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lucyd Ltd

Amount and nature of Beneficial ownership: 3,750,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Tekcapital Plc

Names of 20% owners: Tekcapital Plc is a Public UK company with no 20%+ ownership.

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Inter-company loan of $12,552 to Innovative Eyewear Inc, repayable to Tekcapital Plc, as well as $235,852 due to Tekcapital LLC, owned by Tekcapital plc.

Material Terms: Seed loan, flexible due date.

OUR SECURITIES

Our authorized capital stock consists of 10 million shares of common stock, par value $0.001 per share. As of November 30, 2020, 4,168,160- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Lucyd Lyte frame, and have experience with previous products in this category. Delays or cost overruns in the development of our Lucyd Lyte frame and Vyrb app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Additionally, smart eyewear is still a new and volatile market. Major disruptions such as a smartglass product from a blue chip company like Apple can disrupt our business model significantly. However, this risk is somewhat mitigated by two factors, our price point is very low compared to most other smart eyewear, and we provide an extremely high degree of lens customization at a very low price as well. There is yet to emerge a true market leader in any smart eyewear category, which presents both an opportunity and a risk to our company, because the sector is much more undefined and uncertain compared to standard glasses and headphones, for example. In addition, the eyewear industry is highly competitive and comprised of extremely well-funded major companies, which, if they decide to embark on smart eyewear development, would provide significant challenges in reaching market acceptance of our product, in light of their brand and marketing strength.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lucyd eyewear and the Vyrb app are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its exclusive license to the Lucyd IP portfolio. The Company has licensed over 20 pending patent applications, as well as trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its licensed intellectual property. The Company's exclusive license to pending patent applications may not be granted, and if granted, may not be covered in all jurisdictions the Company may seek to sell its products. We believe one of the most valuable components of the Company is our licensed intellectual property. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. Most of our hardware is manufactured overseas, so additional tariffs on imports can affect our business.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Statement of Risk Factors

Investing in the Securities involves a high degree of risk. The risk factors and all other information disclosed in this subscription agreement must be carefully considered before making an investment decision regarding the Securities. One or more of these risk factors could cause a loss of part or all funds invested in the Securities. The Company may not be able to create the products or produce the inventory is estimates it will need to launch the business and prove its business concept. The Company may not be able to create the products or produce the inventory necessary to prove its business concept. In such a case, anticipated benefit of equity ownership would not occur. The Company may not raise sufficient funds to properly fund the business. The Company may not raise funds sufficient properly fund the business and as such the business prospects may be significantly reduced. The Company is recently formed and has not operating history and modest revenues. The Company was only recently formed and has a very short operating history and has generated modest revenues. There is no assurance that the Company can generate revenues or sell any of its new anticipated products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case the Investors' shares may not be valuable. Estimated expenses may exceed the projected seed capital needs. The Company has estimated the cost of certain expenses required to fund its seed capital needs which will allow it to conduct its business. If expenses exceed those projected, the business development may may be delayed or hampered which would negatively impact the value of the equity. The Company is thinly capitalized and may not raise suffuiciuent capital to attain critical mass and ensure on-going operations. The Company's working capital will consist of the funds secured from the sale of equity. If expenses and anticipated uses of these funds exceed those anticipated by the Company there may be insufficient funds to properly operate and scale the Company, in which case share value will be negatively affected. Highly compeittive market. The markets that the Company seekd to work in are highly competitive and the entrenched incumbents have significantly larger resources than the Company. As such, the Company may not be successful in competing with companies in the eyewear, hearable and digital assistant sectors respectively. THE COMPANY IS OFFERING THE SECURITIES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THESE SECURITIES WHEN ISSUED WILL BE RESTRICTED SECURITIES AND GENERALY MUST BE HELD INDEFINATELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. Investment in the Securities involves complex tax consequences; no tax opinion has been secured. The tax consequences related to an investment in the Convertible Notes is complex and may involve the application of United States, state and local taxes. There has been no tax opinion secured related to the taxation of the Limited Partnership Units or any other advice or counsel for the investors. INVESTORS ARE

URGED TO CONSULT WITH THEIR OWN TAX AND FINANCIAL ADVISORS CONCERNING THE TAX CONSEQUENCES OR TO SECURE THEIR OWN TAX OPINIONS. Conclusion. GENERALLY, IN ADDITION TO THE ABOVE RISKS, EARLY STAGE BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT. THE INVESTORS CONSIDERING THESE SECURITIES ARE ADVISED TO SEEK LEGAL, TAX AND FINANCIAL COUNSEL PRIOR TO PARTICIPATING IN THE INVESTMENT POGRAM.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 10, 2021.

Innovative Eyewear, Inc.

By /s/ _ _

Name: <u>Harrison Gross</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

INNOVATIVE EYEWEAR, INC.

(a Florida corporation)

Financial Statements (Unaudited)

For the fiscal year period ended November 30, 2020 and

The inception period of August 15, 2019 through November 30, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 24, 2021

To: Board of Directors, INNOVATIVE EYEWEAR, INC.

Re: FYE 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of INNOVATIVE EYEWEAR, INC. (the "Company") (formerly known as Innovative Eyewear LLC), which comprise the balance sheets as of November 30, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the fiscal year period ended November 30, 2020 and the inception period of August 15, 2019 through November 30, 2019.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

INNOVATIVE EYEWEAR, INC.
BALANCE SHEETS
As of November 30, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	November 2020	November 2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 25,108	$ 0
Inventory	95,208	0
Total Current Assets	120,316	0
Non-Current Assets		
Intangibles, net of accumulated amortization	321,515	0
TOTAL ASSETS	**$ 441,832**	**$ 0**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 98,186	$ 0
Intercompany payable	235,852	0
Total Current Liabilities	334,039	0
Non-Current Liabilities		
None	0	0
TOTAL LIABILITIES	**334,039**	**0**
Shareholders' Equity		
Common stock (10,000,000 shares authorized, 4,168,180 shares issued and outstanding)	4,168	0
Additional paid-in capital, net of offering expenses	489,955	0
Accumulated deficit	(386,330)	0
TOTAL SHAREHOLDERS' EQUITY	**107,793**	**0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 441,832**	**$ 0**

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OPERATIONS
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	2020	2019 (inception)
Revenues, net	$ 46,269	$ 0
Less: Cost of Goods Sold	88,964	0
Gross profit	(42,695)	0
Operating Expenses:		
General and administrative	153,681	0
Sales and marketing	121,747	0
Management fee paid to affiliate	50,000	
Total Operating Expenses	325,427	0
Other Income/(Loss):		
Amortization (expense)	(18,199)	0
Other (expense)	(8)	
Net Income (Loss)	$ (386,330)	0
Earnings per share, basic	$ (0.09)	$ 0.00
Earnings per share, diluted	$ (0.09)	$ 0.00

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OWNERS' CAPITAL
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	Common Stock (LLC Units until March 26, 2020)		Additional Paid-in Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	Amount			
Beginning balance as of August 15, 2019	0	$ 0	$ 0	$ 0	$ 0
Net income/loss				0	0
Balance as of November 30, 2019	0	$ 0	$ 0	$ 0	$ 0
Conversion from limited liability company to corporation on March 26, 2020					
Share issuances to founders	3,750,000	3,750	163,030		166,780
Issuance of shares, net of offering expenses of $217,214	418,180	418	326,925		327,343
Net loss				(386,330)	(386,330)
Ending balance as of November 30, 2020	**4,168,180**	**$ 4,168**	**$ 489,955**	**$ (386,330)**	**$ 107,793**

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OWNERS' CAPITAL
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements

(UNAUDITED)

	2020	2019 (inception)
Cash Flows From Operating Activities		
Net income (Loss)	$ (386,330)	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:		
Add: Amortization	18,199	
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	98,186	0
(Increase) Decrease in inventory	(35,096)	0
Net Cash Used In Operating Activities	(305,041)	0
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of common stock	405,956	0
Intercompany payable	2,806	
Costs of offering	(78,613)	
Net Cash Provided By Financing Activities	330,149	0
Net Change In Cash	$ 25,108	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 25,108	0
Significant Non-Cash Transaction		
Capital contribution of net intangible assets	$ 339,714	0
Capital contribution of inventory	$ 60,112	0

INNOVATIVE EYEWEAR, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report
(UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS

INNOVATIVE EYEWEAR, INC. (f/k/a Innovative Eyewear LLC) ("the Company") is a corporation organized under the laws of the State of Florida. The Company provides smart eyewear with audio capabilities.

Since inception, the Company has little commercial activity with funding being provided from its shareholder to cover costs and acquire intangible assets. As of November 30, 2020, the Company has little working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. The Company also has availability, but not the contractual right, to additional intercompany financing from its parent company, Lucyd Ltd. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed as a limited liability company in Florida on August 15, 2019 but had no economic or commercial activity until March 26, 2020 when the Company was converted from a limited liability company to a corporation under Florida law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of November 30, 2020, the Company is operating as a going concern. See Notes 1 and 3 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of November 30, 2020,

the Company had a cash balance of $25,108.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of November 30, 2020, the Company had no accounts receivable.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of November 30, 2020 the Company had acquired $339,714 net book value of intangible assets in a capital contribution from its shareholder.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue upon delivery of its hardware products to end customers.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Earnings/loss per share
The Company presents earnings and loss per share data by calculating the quotient of earnings/(loss) ($386,330 net loss) and loss divided by the number of common shares outstanding (4,168,180) common shares as of November 30, 2020) as required by ASC 260-10-50. As of November 30, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operations as of November 30, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 6 – SHAREHOLDERS' EQUITY

Conversion to Corporation
On March 26, 2020, the Company converted from a limited liability company into a corporation. The Company had not issued LLC units nor had any commercial activity prior to the conversion.

Single Class of Common Stock
After converting to a corporation, the Company has authorized 10,000,000 shares of common stock. The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

Crowdfunded Offering
In 2020, the Company offered securities in a Regulation CF campaign and raised $405,956 through the issuance of 418,180 shares. The Company incurred $217,214 in offering costs associated with the Crowdfunded Offering and has reduced the additional paid-in capital by the amount of the offering costs.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Licensing Agreement
As described in Note 6, above, the Company, received a capital contribution from its sole shareholder.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates continuing its Crowdfunded Offering common stock for up to $1,070,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made StartEngine, a FINRA-approved Regulation CF funding portal (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering. As of March 24, 2021, the Company raised $922,358 under the Regular CF discussed above.

Management's Evaluation
Management has evaluated subsequent events through March 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, __Harrison Gross__ , Principal Executive Officer of Innovative Eyewear, Inc., hereby certify
that the financial statements of Innovative Eyewear, Inc. included in this Report are true and
complete in all material respects.

_____

Principal Executive Officer